SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the fiscal year ended December 31, 2012,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN
(S.E.C. registration No. 333-52765 and No. 333-176401)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

REQUIRED INFORMATION
The Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011
(With Report of Independent Registered Public Accounting Firm)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The Trustees of Fastenal Company &
Subsidiaries 401(k) and Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 24, 2013

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Investment funds	$94,262,517	74,315,959
Fastenal Company common stock	96,087,937	82,330,588
Cash	63,478	157,746
Pending settlement fund	312,018	12,314
Total investments at fair value	190,725,950	156,816,607
Employer contribution receivable	10,433,844	7,406,556
Accrued income	8,191	8,183
Total assets	201,167,985	164,231,346
Liabilities:
Excess deferrals payable	815,784	409,412
Unclaimed plan forfeiture fund	1,107	4,424
Net assets available for benefits, before adjustment	200,351,094	163,817,510
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(199,235)	(173,814)
Net assets available for benefits	$200,151,859	163,643,696
See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions:
Investment income:
Interest and dividends	$4,460,359
Net appreciation in fair value of investments	15,184,634
Total investment income	19,644,993
Contributions:
Participant	16,143,528
Rollover	515,249
Employer	10,433,844
Total contributions	27,092,621
Total additions	46,737,614
Deductions:
Benefits paid to participants	(10,229,451)
Total deductions	(10,229,451)
Net increase in net assets available for benefits	36,508,163
Net assets available for benefits:
Beginning of year	163,643,696
End of year	$200,151,859
See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(1)	Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined-contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on the first of the month after completing 60 days of service and attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the Plan was classified as an Employee Stock Ownership Plan (ESOP). At such time, the Plan name was changed to the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan. The change was made to better reflect that the Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. Being an ESOP allows the Plan to offer participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan will be deductible to Fastenal Company for federal income tax purposes. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advance determination on the qualification of the Plan.

(b)	Contributions
Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. These employer matching contributions are also initially 100% vested. During the year ended December 31, 2012, the Company made a discretionary contribution of $10,433,844 to the Plan. This amount was accrued and paid to the Plan subsequent to December 31, 2012.
The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $17,000 and $16,500 for calendar years 2012 and 2011, respectively.
Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code (IRC). Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(c)	Participant Allocation of Income and Loss
Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose.

(d)	Payment of Benefits
Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of an actively employed participant prior to the normal retirement date (age 65),

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

•	Participant is still employed and has suffered a financial hardship, or

•	Participant is still employed and has completed a rollover of funds into the Plan.
Distributions are made in either one lump sum payment or under installments.

(e)	Investment Fund Transfers
Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company. Total forfeitures used in 2012 were $1,775.

(g)	Plan Termination
The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(h)	Administrative Costs
The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(i)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
The Company will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have timely responded.

(j)	Investment Options
Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

•
American Funds Capital World Growth & Income Fund (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide long-term growth of capital while providing current income. The Fund invests primarily in common stocks of well-established companies located around the world. The Fund invests, on a global basis, in common stocks that are denominated in U.S. dollars or other currencies. The Fund may invest a significant portion of its assets in securities of issuers domiciled outside the United States. The Fund may also invest in issuers in developing countries.

•
American Funds EuroPacific Growth Fund (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide long-term growth of capital. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

•
American Funds The Growth Fund of America (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide growth of capital. The Fund invests primarily in common stocks and seeks to invest in companies that appear to offer opportunities for growth of capital. The Fund may invest a portion of its assets in securities of issuers domiciled outside the United States. The Fund was replaced by the MainStay Large Cap Growth Fund (I) in January 2012.

•
BlackRock Global Allocation Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide high total investment return. The Fund invests in a portfolio of equity, debt and money market securities including common stock, preferred stock, and securities convertible into common stock. The combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends. The Fund may invest up to 35% of its total assets in junk bonds, corporate loans and distressed securities. The Fund may also invest in Real Estate Investment Trusts.

•
BlackRock Equity Dividend Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks long-term total return and current income by investing at least 80% of assets in equity securities and at least 80% of its assets in dividend paying securities. The Fund will generally focus on large cap securities. The Fund may also invest in convertible securities and nonconvertible preferred stock. The Fund may invest up to 25% of its total assets in securities of foreign issuers.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

•
BlackRock S&P 500 Index Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide investment results that replicate the total return of the S&P 500 Index. The Fund invests in the common stocks represented in the S&P 500 and will invest at least 80% of assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the S&P 500.

•
Delaware Investment Diversified Income Fund (A) – Managed by Delaware Management Company. The Fund seeks maximum long-term total return. The Fund allocates its investments principally among four sectors of the fixed-income securities market: the U.S. investment grade sector, the U.S. high-yield sector, the international developed markets sector, and the emerging markets sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed-income securities.

•
Invesco Stable Value Retirement Fund (CL3) – The Fund is a collective trust established and maintained by Invesco National Trust Company. The Fund seeks the preservation of principal while providing interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

•
John Hancock Disciplined Value Mid Cap Fund (I) – Managed by John Hancock Investment Management Services, LLC. The Fund seeks long-term growth of capital with current income as a secondary objective by investing at least 80% of its net assets in a diversified portfolio consisting primarily of equity securities of issuers with medium market capitalizations and having value characteristics.

•
J.P. Morgan U.S. Equity Fund (R5) - Managed by J.P. Morgan Investment Management Inc. The Fund seeks to provide a high total return from a portfolio of selected equity securities. The Fund invests at least 80% of its assets in equity securities of U.S. companies. The Fund primarily invests in common stocks of large-and medium-capitalization U.S. companies but it may also invest up to 20% of its assets in common stocks of foreign companies. The Fund's weightings are similar to those of the S&P 500 Index.

•
MainStay Large Cap Growth Fund (I) - Managed by New York Life Investment Management LLC. The Fund seeks long-term growth of capital. Under normal circumstances, the Fund invests at least 80% of its assets in large capitalization companies, which are companies having a market capitalization in excess of $4 billion at the time of purchase. Typically the subadvisor invests substantially all of the fund's investable assets in domestic securities. However, the Fund is permitted to invest up to 20% of its net assets in foreign securities. The Fund's investment strategy may result in high portfolio turnover.

•
Munder Mid Cap Core Growth Fund (Y) – Managed by Munder Capital Management. The Fund seeks to provide long-term capital appreciation by investing at least 80% of assets in the equity securities of mid-capitalization companies included in the S&P MidCap 400 Index or the Russell Mid-Cap Index. The Fund will primarily be invested in domestic securities, but up to 25% of the Fund’s assets may be invested in foreign securities.

•
Oppenheimer Main Street Small and Mid Cap Fund (Y) – Managed by OppenheimerFunds Inc. The Fund seeks capital appreciation. The Fund normally invests in common stocks of small-cap and mid-cap companies with at least 80% of its net assets in securities of companies having market capitalization in the range of the Russell 2500. The Fund invests primarily in U.S. companies, but it can invest in securities issued by companies or governments in any country.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

•
PIMCO Total Return Fund (I) – Managed by PIMCO. The Fund seeks maximum total return. The Fund normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, future contracts, or swap agreements. The Fund invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities (junk bonds). The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries. The Fund will normally limit its foreign currency exposure to 20% of its total assets.

•
Victory Diversified Stock Fund (A) – Managed by Victory Capital Management, Inc. The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund invests in both growth and value securities. The Fund was replaced by the J.P. Morgan U.S. Equity Fund (R5) in January 2012.

•
Aggressive Goal Manager Portfolio Model – The model directs 5% of its assets to bond funds and 95% to stock funds [2% in Delaware Investment Diversified Income Fund (A), 3% in PIMCO Total Return Fund (I), 28% in American Funds EuroPacific Growth Fund (R5), 15% in MainStay Large Cap Growth Fund (I), 7% in Munder Mid Cap Core Growth Fund (Y), 22% in BlackRock Equity Dividend Fund (I), 12% in Oppenheimer Main Street Small and Mid Cap Fund (Y), and 11% in John Hancock Disciplined Value Mid Cap Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•
Moderate Goal Manager Portfolio Model – The model directs 2% of its assets to cash or cash equivalent (e.g., stable value), 38% to bond funds and 60% to stock funds [2% in Invesco Stable Value Retirement Fund (CL3), 19% in Delaware Investment Diversified Income Fund (A), 19% in PIMCO Total Return Fund (I), 15% in American Funds EuroPacific Growth Fund (R5), 11% in MainStay Large Cap Growth Fund (I), 16% in BlackRock Equity Dividend Fund (I), 4% in Munder Mid Cap Core Growth Fund (Y), 7% in Oppenheimer Main Street Small and Mid Cap Fund (Y), and 7% in John Hancock Disciplined Value Mid Cap Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•
Conservative Goal Manager Portfolio Model – The model directs 6% of its assets to cash or cash equivalent (e.g., stable value), 74% to bond funds and 20% to stock funds [6% in Invesco Stable Value Retirement Fund (CL3), 35% in Delaware Investment Diversified Income Fund (A), 39% in PIMCO Total Return Fund (I), 4% in American Funds EuroPacific Growth Fund (R5), 1% in Oppenheimer MainStreet Small and Mid Cap Fund (Y), 3% John Hancock Disciplined Value Mid Cap Fund (I), 4% in MainStay Large Cap Growth Fund (I), 1% in Munder Mid Cap Core Growth Fund (Y), and 7% in BlackRock Equity Dividend Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•	Fastenal Company Common Stock – This investment option invests in shares of Fastenal Company common stock.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.
Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

(d)	Fully Benefit-Responsive Investments Contracts
The Plan indirectly invests in investment contracts and security-backed contracts through the Invesco Stable Value Retirement Fund.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first is a fixed-income security or portfolio of fixed-income securities, the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Invesco Stable Value Retirement Fund at December 31, 2012 and 2011 was 1.511% and 1.760%, respectively.  The credit rate was 1.689% and 1.821% as of December 31, 2012 and 2011, respectively.  The credit ratings of Invesco are: Moody's - A3 Stable, S&P - A Stable, and Fitch  A - Stable.
As described in Financial Accounting Standards (FASB) Accounting Standards Codification (ASC or Codification) Topic 946-210-45, fully benefit-responsive investment contracts held by defined-contribution plans are required to be reported at fair value.  However, the Codification states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-responsive benefit contracts because contract value is the amount participants would receive it they were to initiate permitted transactions under the terms of the Plan.  As required by the Codification, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.
Events which could limit the ability of the Invesco Stable Value Retirement Fund to execute transactions at contract value with the Plan include termination of the Plan, if the plan sponsor elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer's criteria for issuance of a clone wrapper contract.

(e)	Benefits
Benefits are recorded when paid.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(f)	New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements. This guidance requires enhanced disclosures for certain investment classes. The Plan adopted the provisions of the standard for the year ended December 31, 2012. The adoption of these provisions did not have a material effect on the Plan’s financial statements.

(3)	Tax Status
On January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the plan was classified as an ESOP. Prior to 2011, the Plan utilized a prototype plan format to which the Internal Revenue Service issued a favorable opinion letter, dated March 31, 2008, stating that the prototype plan document qualified under Section 401(a) of the IRC. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advanced determination of the qualification of the plan. The plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$200,151,859	163,643,696
Excess deferrals payable	815,784	409,412
Participant contribution receivable	898	302
Unclaimed plan forfeiture funds	1,107	4,424
Net assets available for benefits per the Form 5500	$200,969,648	164,057,834

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2012 to the Form 5500:

Total additions per the financial statements	$46,737,614
Excess deferrals payable	815,784
Participant contribution receivable	596
Total income per the Form 5500	$47,553,994

Total deductions per the financial statements	$(10,229,451)
Decrease in unclaimed plan forfeiture funds	(3,317)
2011 excess deferrals	(409,412)
Total expenses per the Form 5500	$(10,642,180)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(5)	Investments and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Merrill Lynch Trust Company manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.
Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31
	2012	2011
American Funds Capital World Growth & Income Fund	$12,083,373	9,283,451
John Hancock Disciplined Value Mid Cap Fund	14,975,284	11,273,487
MainStay Large Cap Growth Fund	11,365,730	—
American Funds The Growth Fund of America	—	9,834,386
Fastenal Company Common Stock	96,087,937	82,330,588

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $15,184,634 as follows:

Investment funds	$9,131,102
Fastenal Company common stock	6,053,532
$15,184,634

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

(6)	Party-in-Interest Transactions
The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(7)	Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At December 31, 2012 and 2011, approximately 48% and 50%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(8)	Fair Value Measurements
Under ASC 820, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•
Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common Stock – Valued daily based on quoted prices from national exchanges.

•	Mutual funds – Valued daily based on quoted prices from national exchanges.

•
Stable value funds – The unit value is calculated at the end of each business day. The unit value is based on the current value of the investment contract fund’s holdings divided by the total number of outstanding units to obtain a daily net asset value (NAV) as provided by the fund issuer.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2012 and 2011:

	Fair value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Fastenal Company Common Stock	$96,087,937	—	—	96,087,937
Investment funds:
Domestic equity	49,745,509	—	—	49,745,509
Global equity	12,083,373	—	—	12,083,373
International equity	8,652,689	—	—	8,652,689
Balanced	4,273,753	—	—	4,273,753
Bond	13,413,445	—	—	13,413,445
Stable value	—	6,093,748	—	6,093,748
Total	$184,256,706	6,093,748	—	190,350,454

	Fair value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Fastenal Company Common Stock	$82,330,588	—	—	82,330,588
Investment funds:
Domestic equity	38,357,706	—	—	38,357,706
Global equity	9,283,451	—	—	9,283,451
International equity	6,451,546	—	—	6,451,546
Balanced	3,866,560	—	—	3,866,560
Bond	9,523,328	—	—	9,523,328
Stable value	—	6,833,368	—	6,833,368
Total	$149,813,179	6,833,368	—	156,646,547
The fair value hierarchy as of December 31, 2011 did not appropriately reflect the level for the stable value investment fund category. The Plan assessed the effect of moving the fund from Level 1 to Level 2 on the December 31, 2011 financial statements and determined such leveling correction was immaterial to the previously reported financial statements.
For the years ended December 31, 2012 and 2011, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any transfers between Levels 1, 2, and 3 during the years then ended.

(9)	Subsequent Events
There were no subsequent events requiring adjustment to the financial statements or disclosure through June 24, 2013, the date that the Plan’s financial statements were issued.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2012

Issuer and Description	Face amount or number of shares/units	Current value
Invesco Stable Value Retirement Fund	5,894,514	$6,093,748
American Funds Capital World Growth & Income Fund	324,822	12,083,373
American Funds EuroPacific Growth Fund	210,374	8,652,689
John Hancock Disciplined Value Mid Cap Fund	1,125,961	14,975,284
Delaware Investment Diversified Income Fund	838,207	7,837,239
* BlackRock Global Allocation Fund	215,520	4,273,753
* BlackRock Equity Dividend Fund	403,989	8,051,502
* BlackRock S&P 500 Index Fund	88,119	1,535,030
Oppenheimer Main Street Small and Mid Cap Fund	154,471	3,727,384
Munder Mid Cap Core Growth Fund	80,850	2,647,841
PIMCO Total Return Fund	496,104	5,576,206
MainStay Large Cap Growth Fund	1,424,277	11,365,730
J.P. Morgan U.S. Equity Fund	662,755	7,442,738
* Fastenal Company Common Stock	2,059,763	96,087,937
		190,350,454
Pending settlement fund		312,018
Cash		63,478
		$190,725,950

*	Denotes a party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 24, 2013

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350